Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Correvio Pharma Corp. (“Correvio” or the “Company”)
1441 Creekside Drive, 6th Floor

Vancouver, British Columbia

Canada V6J 4S7

Item 2:	Date of Material Changes

December 10, 2019 and December 11, 2019

Item 3:	News Release

News releases announcing the material changes were issued on December 10, 2019 and December 11, 2019 through Canada Newswire and copies were subsequently filed on SEDAR.

Item 4:	Summary of Material Changes

On December 10, 2019, Correvio announced that the U.S. Food and Drug Administration (“FDA”) Cardiovascular and Renal Drugs Advisory Committee (“CRDAC”) met to review the Company’s New Drug Application (“NDA”) seeking approval for Brinavess. The Committee jointly voted that the benefit-risk profile was not adequate to support approval (Vote: 2 Yes to 11 No). While the FDA is not required to follow the committee’s vote, the agency considers the committee’s recommendations when making its decision. Correvio’s NDA seeking approval for Brinavess is under review by the FDA with a target action date of December 24, 2019 under the Prescription Drug User-Fee Act (“PDUFA”).

On December 11, 2019, Correvio announced plans to explore strategic options to maximize stakeholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination or other strategic transaction involving the Company or its assets.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

CRDAC Vote on Brinavess NDA

On December 10, 2019, Correvio announced that the FDA CRDAC met to review the Company’s NDA seeking approval for Brinavess. The Committee jointly voted that the benefit-risk profile was not adequate to support approval (Vote: 2 Yes to 11 No). Brinavess is Correvio’s anti-arrhythmic drug that is currently under review by the FDA for the rapid conversion of recent onset atrial fibrillation (“AF”) in adult patients. While the FDA is not required to follow the committee’s vote, the agency considers the committee’s recommendations when making its decision. Correvio’s NDA seeking approval for Brinavess is under review by the FDA with a target action date of December 24, 2019 under the PDUFA.

The CRDAC is an independent panel of experts that evaluates data concerning the efficacy and safety of marketed and investigational products for use in the treatment of cardiovascular and renal diseases and makes appropriate recommendations to the FDA. Although the FDA will consider the recommendation of the panel, the final decision regarding the approval of the product is made by the FDA solely, and the recommendations by the panel are non-binding.

 Exploration of Strategic Alternatives

On December 11, 2019, Correvio announced plans to explore strategic options to maximize stakeholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination or other strategic transaction involving the Company or its assets.

To conserve its financial resources, Correvio intends to reduce its operating costs in North America, while concentrating its resources on only essential commercial and business development activities. Correvio has retained Piper Jaffray to assist in its review of strategic alternatives. Correvio has not set a timetable for completion of this review process and there can be no assurance that the exploration of strategic alternatives will result in any transaction being entered into or consummated.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Justin Renz, President and Chief Financial Officer
Telephone: 604-677-6905

Item 9:	Date of Report

December 19, 2019